Exhibit 99.1

CENTOGENE Reports Third-Quarter 2020 Financial Results and Increases Full Year Guidance

CAMBRIDGE, Mass., and ROSTOCK Germany, and BERLIN, December 16, 2020 (Globe Newswire) — Centogene N.V. (Nasdaq: CNTG) (“CENTOGENE” or the “Company”), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies, today provided an update on its corporate progress and reported its financial results for the three and nine months ended September 30, 2020.

●	Revenues increased 212% compared to Q3 2019, driven by the continued expansion of our COVID-19 testing offering
●	Increased 2020 full-year revenue guidance to more than €100 million
●	Continued growth of new pharma partnerships, with 12 new deals signed and a robust recovery anticipated in 2021
●	Expansion of commercial COVID-19 testing, which now includes antigen testing
●	Announced leadership transition and appointment of Dr. Andrin Oswald as Chief Executive Officer to support the next stage of the Company’s growth

Andrin Oswald, M.D., Chief Executive Officer at CENTOGENE, said, “I am excited to have joined CENTOGENE at such an important stage in the Company’s evolution. While I have only been with CENTOGENE for a few weeks, it is clear to me that our entire team is focused on achieving a common goal of helping rare disease patients around the world. We believe that our mission has the potential to significantly reduce the burden of rare diseases – and offers an exciting value creation opportunity for our stakeholders at the same time. Leveraging more than 20 years of professional experience across the life sciences, including my time at Novartis and the Bill and Melinda Gates Foundation, I am looking forward to helping further scale and accelerate CENTOGENE’s growth as a leader in the rare diseases space.”

Richard Stoffelen, Chief Financial Officer at CENTOGENE, said, “During the third quarter, we saw a significant increase in our revenues, year-over-year, driven by our ability to leverage our core competency in precise medical diagnoses to pivot quickly and provide solutions to help address the COVID-19 pandemic. As we approach the end of what has been an unprecedented year, I would like to thank the entire CENTOGENE team once more for their flexibility and unwavering commitment.”

A Solid Foundation for 2021

CENTOGENE has leveraged its core competency of providing precise medical diagnoses, as well as its infrastructure, to help prevent further outbreaks of SARS-CoV-2 (COVID-19) throughout 2020. As part of this initiative, CENTOGENE has become one of the largest COVID-testing companies in Europe and created a pioneering and leading role in providing testing services at airports. The positive financial contribution from COVID-19 testing will enable the Company to make strategic investments to further solidify its leading position in the rare disease space. The number of Pharma partnership discussions have also continued to increase since Q2 2020, positioning CENTOGENE for further progress in 2021.

Further information on the Company’s Q3 2020 Earnings, including the management’s discussion and analysis of financial condition and results of operations, can be found by visiting EDGAR on the SEC website at www.sec.gov, as well as the Investor Relations page of the Company’s website at http://investors.centogene.com.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data, as well as innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.6 billion weighted data points from approximately 595,000 patients representing over 120 different countries as of September 30, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of September 30, 2020, the Company collaborated with over 40 pharmaceutical partners covering over 45 different rare diseases.

Important Notice and Disclaimer

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities, and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward-looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties, and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and govern-mental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2019, on Form 20-F filed with the SEC on April 23, 2020, Form 6-K containing our financial results for the three months ended March 31, 2020, furnished to the SEC on June 15, 2020, Form 6-K containing our financial results for the three and nine months ended September 30, 2020, furnished to the SEC on December 16, 2020, and other current reports and documents furnished to or filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE

Sun Kim

Chief Strategy and Investor Relations Officer

investor.relations@centogene.com

FTI Consulting
Bridie Lawlor O’Boyle
+1.917.929.5684
bridie.lawlor@fticonsulting.com